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Investor Update


Roche


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New Pegasys trial shows six months of treatment is optimal for achieving a cure in 'easier-to-treat' hepatitis C patients

Largest ever trial in these patients shows final eight weeks of treatment increases

A major new trial has shown that 24 weeks of the hepatitis C therapy called pegylated interferon combined with ribavirin is better than 16 weeks for patients infected with the 'easier-to-treat' hepatitis C genotypes 2 and 3. The additional eight weeks of treatment gave patients a much better chance of being cured of chronic hepatitis C. These results were presented at the 41st Annual Meeting of the European Association for the Study of the Liver, from the largest prospective trial in these patients.[1]

"Although three small studies have suggested that treating these patients for a shorter duration may be effective and many physicians have already adopted this approach, this large study has clearly demonstrated that patients with HCV genotypes 2 and 3, including those with a rapid virologic response, really do need 24 weeks of treatment," said Dr Mitchell L. Shiffman, Professor of Medicine and Chief of Hepatology, Virginia Commonwealth University Medical Center in Richmond, Virginia and lead investigator of the study. "With these results, doctors can be confident that they are treating their patients for the correct amount of time and give their patients the best chance for a cure."

Largest ever clinical trial in these patients proves 24 weeks of treatment is best

A total of 1,469 patients from eight countries took part in this trial, making it the largest ever prospective trial in this patient population. In the trial, patients were randomised to receive Pegasys (peginterferon alfa-2a (40KD)) 180 mcg once weekly plus Copegus (ribavirin) 800 mg daily for either 16 or 24 weeks, followed by 24 weeks of treatment-free follow-up. The trial enrolled patients from Australia, Canada, France, Germany, Italy, New Zealand, Spain and the United States of America.

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email:
Tel. +41-(0)61-688 88 80
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The key findings of the trial were:

- More patients achieved a sustained virological response (equivalent to a cure) after 24 weeks of therapy compared with 16 weeks of therapy (76% vs. 65%), proving that patients have the best chance of a cure with 24 weeks of therapy.
- Patients who had a rapid drop in the amount of virus in their blood were virus-free within four weeks of initiating treatment (referred to as a Rapid Viral Response) also had an improved chance of cure with 24 weeks of therapy.
- The incidence of adverse events was similar in the two groups, showing the higher cure rate for 24 weeks was not offset by any safety concerns.
- Patients were just as likely to stay on treatment for the full 24-week course of therapy as they were for 16 weeks.

"This trial underscores Roche's continuing commitment to people with hepatitis C," said Claire Steers, Pegasys Life Cycle Leader at Roche. "While our goal for the future is to find more effective and better tolerated treatment options, our goal for the present is to make sure we give as many patients as possible the best chance of a cure. It is this commitment that has led to Pegasys being indicated for the treatment of hepatitis C in the broadest range of patients."

About Hepatitis C

Hepatitis C, the most common chronic blood-borne infection, is transmitted primarily through blood or blood products. Hepatitis C chronically infects 170 million people worldwide [2], with an additional three to four million people newly infected each year. It is a leading cause of cirrhosis, liver cancer and liver failure. Genotypes 2 and 3 hepatitis C are the most common in Europe, and patients with these types of hepatitis C typically have the best response to treatment.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation, and a market leader in virology. In 2005, sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet

(www.roche.com).

References

[1] Schiffman ML, Pappas S, Nyberg L et al. Peginterferon alfa-2a (Pegasys) plus ribavirin (Copegus) for 16 or 24 weeks in patients with HCV genotype 2 or 3. Final results of the ACCELERATE trial. Presented at the 41st Annual Meeting of the European Association for the Study of the Liver, 26 -30 April, 2006.
[2] Global surveillance and control of hepatitis C. Report of a WHO Consultation organized in collaboration with the Viral Hepatitis Prevention Board, Antwerp, Belgium. J Viral Hepat 1999;6(1):35-47.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

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ROCHE HOLDING 82-3315

Investor Update


Roche
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Basel, May 2, 2006

Chronic hepatitis B patients still in remission two years after treatment with Pegasys

Sustained response allows patients to live treatment-free

In two hepatitis B studies, researchers have confirmed that patients treated for one year with Pegasys (peginterferon alfa-2a (40KD)) have a durable response that lasts for years after stopping therapy. This durable response means that patients can live without the burden of daily antiviral medications. Results from these studies were presented at the 41st Annual Meeting of the European Association for the Study of the Liver (EASL) in Vienna, Austria.

"Pegasys acts in two ways: by having direct antiviral activity, and boosting the body's immune system. These two actions help patients achieve lasting remission that continues for at least a year after treatment has stopped," said Professor Patrick Marcellin, Hepatologist at the Hôpital Beaujon, Clichy, France and an investigator of the studies. "This is encouraging news as patients in remission do not need daily, life-long, antiviral medication."

Study One: power of Pegasys durable after two years[1]

HBeAg-negative chronic hepatitis B is more common in the Mediterranean regions and has traditionally been plagued with higher rates of relapse following treatment. Now, important results from a large, long-term follow-up study indicate that 95 per cent of patients who responded to a single 48-week treatment course with Pegasys kept their response for at least two years after completing treatment. This means that these patients stayed in remission and were able to continue living without daily antiviral medications.

"These results are very encouraging for physicians treating chronic hepatitis B, as the current therapies have been associated with low rates of durable response, meaning patients have had to remain on therapy for many years. This can lead to the virus becoming resistant to the daily antiviral medications," said Professor Marcellin. "Patients who respond to Pegasys treatment may actually keep that response even though they have been off treatment for two years."

F. Hoffmann-La Roche Ltd CH-4070 Basel Investor Relations email: Tel. +41-(0)61-688 88 80 Fax +41-(0)61-691 00 14

Study Two: long term study in South East Asian patients also confirms durable response to Pegasys [2]

Results from a similar follow-up study in South East Asian patients were also presented at the conference. The results found that patients with HBeAg-positive chronic hepatitis B treated with Pegasys also kept their response after being off treatment for one year. Patients treated with Pegasys who have lasting remission (and low viral load) are unlikely to need further treatment. Research has shown that when viral levels are low, liver damage is reduced so the liver can start to repair itself, and the risk of liver cancer is lessened.[3]

"This is exciting news in that the chance of a patient achieving sustained remission actually increases after Pegasys therapy is completed," said Dr George Lau, Gastroenterologist at the Queen Mary Hospital, Hong Kong and lead investigator of the study. "A durable response following treatment is what physicians look for in an effective hepatitis B treatment like Pegasys."

About chronic hepatitis B

Chronic hepatitis B is a serious global healthcare problem that affects more than 350 million people worldwide. It is one of the principal causes of chronic liver disease, cirrhosis, and primary liver cancer. Approximately one million people die from chronic hepatitis B annually, making it the tenth leading cause of death worldwide. For those chronically infected, the immediate aim of treatment is remission of liver disease to prevent progression to cirrhosis, liver failure, and primary liver cancer.

Treating chronic hepatitis B

Pegasys works to fight the disease in two ways: by boosting the immune system and at the same time, directly attacking the virus. Pegasys is the only pegylated interferon to be approved for the treatment of chronic hepatitis B in over 60 countries including the EU, the US and the People's Republic of China. Nucleoside/nucleotide analogues have a direct antiviral effect only and patients taking these medications tend to relapse (the disease comes back after being in remission) when treatment has stopped. In turn, the virus can start to multiply again, and as a result, the liver damage can come back.[4,5,6] Because of the risk of relapse, patients usually have to take these medications indefinitely.[4,7,8]

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life.

Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

References

[1] Marcellin P, Lau GKK, Bonino F, et al. The majority of patients with HBeAg-negative chronic hepatitis B treated with peginterferon alfa-2a (40KD) [PEGASYS®] sustain responses 2 years post-treatment. Presented at 41st Annual Meeting of the European Association for the Study of the Liver, Vienna, Austria, 26-30 April, 2006.
[2] Lau GKK, Piratvisuth T, Luo K-X et al. Durability of response and occurrence of late response to peginterferon alfa-2a (40KD) [PEGASYS] one year post-treatment in patients with HBeAg-positive chronic hepatitis B. Presented at 41st Annual Meeting of the European Association for the Study of the Liver, Vienna, Austria, April 26-30, 2006.
[3] Liaw YF, Leung N, Guan R, et al. Asian-Pacific consensus statement on the management of chronic hepatitis B: a 2005 update. Liver Int 2005;25(3):472-89.
[4] Song BC, Suh DJ, Lee HC, Chung YH, Lee YS. Hepatitis B e antigen seroconversion after lamivudine therapy is not durable in patients with chronic hepatitis B in Korea. Hepatology 2000;32(4 Pt 1):803-6.
[5] Chien RN, Yeh CT, Tsai SL, Chu CM, Liaw YF. Determinants for sustained HBeAg response to lamivudine therapy. Hepatology 2003;38(5):1267-73.
[6] Hadziyannis SJ, Tassopoulos NC, Heathcote EJ, et al. Long-term therapy with adefovir dipivoxil for HBeAg-negative chronic hepatitis B. N Engl J Med 2005;352(26):2673-81.
[7] Leung NW, Lai CL, Chang TT, et al. Extended lamivudine treatment in patients with chronic hepatitis B enhances hepatitis B e antigen seroconversion rates: results after 3 years of therapy. Hepatology 2001;33(6):1527-32.
[8] Marcellin P, Chang TT, Lim SG, et al. Long-term efficacy and safety of adefovir dipivoxil (ADV) 10 mg in HBeAg+ chronic hepatitis B (CHB) patients: increasing serologic, virologic and biochemical response over time. Hepatology 2004;40 (4 (Suppl 1)):655A.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Investor Update


Roche


SEC MAIL
RECEIVED
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Basel, May 2, 2006

Roche's innovative oral polymerase inhibitor shows strong antiviral activity in chronic hepatitis C patients

Exciting results strengthen Roche's pipeline for next generation therapies

R1626, one of a new class of hepatitis C therapies called polymerase inhibitors being developed by Roche has been shown to have a strong antiviral effect - the drug achieved significant reductions in viral load in chronic hepatitis C patients infected with the difficult to treat genotype 1 virus. The findings were announced at the 41st Annual Meeting of the European Association for the Study of the Liver (EASL) in Vienna, Austria [1]. Further trials are planned to study how well R1626 works in combination with Roche's current hepatitis drugs, Pegasys (peginterferon alfa-2a (40KD)) and Copegus (ribavirin).

"These early results give us a strong indication that the polymerase inhibitor R1626 is very effective in inhibiting viral replication," said Dr. Stuart Roberts, Director of Gastroenterology at Alfred Hospital in Melbourne, Australia and lead investigator of the study. "Current therapies only cure about half of all patients infected with the most common and difficult-to-treat genotype 1 virus, so a product that could potentially improve cure rates, or be more tolerable, is much needed."

About the study

In this on-going phase I study, patients were randomised to receive either oral treatment with R1626 twice daily or placebo for 14 days with 14 days of follow up. The results presented at EASL were on the first two groups of patients with R1626 at doses of 500 mg and 1,500 mg twice daily. The study is still ongoing and higher doses of R1626 are being evaluated.

The study found:

- R1626 at 1,500 mg twice a day was associated with clinically significant reductions in serum HCV RNA (a measure of how much virus is in the blood) of 1.2 log reduction.
- R1626 at the first two doses tested was well tolerated with no serious adverse events, no drug-related trends in adverse events, and no patient was prematurely withdrawn.

Defining treatment for a new generation

The future of hepatitis C therapy is likely to involve combinations of new small-molecule antiviral drugs and pegylated interferon-based treatment, like Pegasys.

"Roche is fully committed to giving doctors the best treatment options for their hepatitis C patients so that as many patients as possible have the best chance for a cure," said Claire Steers, Pegasys Life Cycle Leader at Roche in Basel, Switzerland. "The development of R1626, ongoing research with Pegasys and extensive partnerships with other companies, underscores our long-term commitment to finding effective therapies to benefit patients with chronic hepatitis C."

Other interesting data reported at EASL include the results of a clinical trial of Pegasys and Copegus with VX-950, a protease inhibitor in development at Vertex Pharmaceuticals. A combination of Pegasys plus Copegus and VX-950 showed a significantly increased antiviral effect in patients with hepatitis C.[2] Further studies of Pegasys plus Copegus and VX-950 are planned.

About Hepatitis C

Hepatitis C, the most common chronic blood-borne infection, is transmitted primarily through blood or blood products. Hepatitis C chronically infects 170 million people worldwide [3], with an additional three to four million people newly infected each year. It is a leading cause of cirrhosis, liver cancer and liver failure.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

References:

[1] Roberts S, Cooksley G, et al. Interim results of a multiple ascending dose study of R1626, a novel nucleoside analog targeting HCV polymerase in chronic HCV patients.Presented at the 41st Annual Meeting of the European Association for the Study of the Liver, 26 - 30, April, 2006.
[2] Reesink HW, Forestier,N,et al. Initial Results Of A 14-Day Study Of The Hepatitis C Virus Inhibitor Protease Vx-950, In Combination With Peginterferon-Alfa-2a. Presented at the 41st Annual Meeting of the European Association for the Study of the Liver, 26 – 30. April, 2006.
[3] Global surveillance and control of hepatitis C. Report of a WHO Consultation organized in collaboration with the Viral Hepatitis Prevention Board, Antwerp, Belgium. J Viral Hepat 1999;6(1):35-47.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release


Roche



Basel, 3 May 2006

Cambodia Treatment Programme enrols over 1000 HIV/AIDS patients

Roche collaboration achieves milestone in country with highest HIV/AIDS prevalence rate in Asia

The Cambodia Treatment Access Programme (CTAP) has successfully enrolled more than 1000 men, women and children infected with HIV/AIDS to receive care and treatment free of charge. The aim of the collaboration, which was established in 2003 as a three-way partnership between the Cambodian Ministry of Health, the National Centre in HIV Epidemiology and Clinical Research at the University of New South Wales, Australia and Roche, is to help tackle HIV/AIDS in Cambodia, the country with the highest prevalence rate in Asia.

William Burns, CEO Division Roche Pharmaceuticals, commented, "The achievement of CTAP demonstrates what can be achieved through collaboration. Roche, as a company, believes that to tackle diseases such as HIV/AIDS, it is vital that we use our skills and resources, together with those of other expert organisations. CTAP would not have been possible without the work of all three partners, who have created a programme that we hope will continue to be successful and treat many more people with HIV/AIDS in the future."

"HIV/AIDS is now being addressed through programmes such as CTAP, which not only provides vital treatment and care, but also ensures that the healthcare professionals who provide HIV/AIDS care receive the necessary training", explains Dr. Mean Chhi Vun, Director of the National Center for HIV/AIDS, Dermatology and STDS. "CTAP has helped many people affected, directly and indirectly, by HIV/AIDS in Cambodia. We are extremely proud to have achieved this first milestone. With global funding now reaching Cambodia, we expect to provide treatment to increasing numbers of people at the CTAP social health clinic."

David Cooper, CTAP Steering Committee Member and Director and Professor of Medicine at the National Centre in HIV Epidemiology and Clinical Research in Australia commented, "Reaching the 1000 patient milestone is a great achievement and demonstrates the positive impact CTAP is having on the people of Cambodia. It is a real testament to the commitment and hard work of everyone involved and demonstrates the benefits of adopting a collaborative approach."

About the Cambodia Treatment Access Programme (CTAP)

Initially, the partners' efforts were concentrated on successfully establishing the Social Health Clinic, a new outpatient HIV medical service in Phnom Penh, but going forward an increased emphasis is being placed upon creating sustainable HIV/AIDS resource to help ensure its success long-term. Whilst the financial support initially provided by Roche enabled drugs, diagnostics and training to be secured, and allowed CTAP to initiate patients on treatment, additional sources of funding and resources are now being secured from other organizations, who, having seen the impact of the programme, have committed additional support. As part of CTAP, a training programme has been established to help enhance local HIV/AIDS knowledge and skills, and facilitate the national expansion of quality HIV care. CTAP staff has been involved with the delivery of the Cambodia's National Training Curriculum for Clinicians, the development of the Training Curriculums for Counselors and Pharmacists, and delivery of in-house training.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Cambodian Ministry of Health:
  www.cambodia.gov.kh/unisql1/egov/english/ministry.detail.html?link=9
- Australian National Centre in HIV Epidemiology and Clinical Research:
  www.med.unsw.edu.au/nchecr
- Sustainable Development at Roche: www.roche.com/sustainability
- Roche Pharmaceuticals in HIV/AIDS: www.roche-hiv.com

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head R&D Communications)
- Martina Rupp